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                                                                    EXHIBIT 20.1

FRIDAY APRIL 14, 6:00 AM EASTERN TIME

COMPANY PRESS RELEASE

CAPROCK COMMUNICATIONS ANNOUNCES
EQUITY OFFERINGS

DALLAS-(BUSINESS WIRE)--April 14, 2000--CapRock Communications Corp. (Nasdaq:
CPRK-news), a facilities-based integrated communications provider (ICP) operating in the southwestern United States, announced today the public offering of 5 million shares of the Company's common stock. The public offering is being made under an effective shelf registration statement.

CapRock Communications also announced that it will concurrently offer $125 million in convertible preferred stock under the effective shelf registration statement. The preferred shares will be convertible into shares of CapRock common stock and will accrue dividends at a rate to be determined.

CapRock Communications intends to use the proceeds of these offerings to fund the completion of the Company's communications networks, as well as for working capital and general corporate purposes.

Each of the offerings is being managed by a group of underwriters led by Salomon Smith Barney and Bear, Stearns & Co. Inc. A prospectus and a prospectus supplement meeting the requirements of Section 10 of the Securities Act of 1933, as amended, may be obtained from Salomon Smith Barney Inc., 390 Greenwich Street, New York, NY 10013 or Bear, Stearns & Co. Inc., 245 Park Avenue, New York, NY 10167.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About CapRock

CapRock is a southwestern U.S. facilities-based integrated communications provider (ICP) offering local, long-distance, Internet, data and private line services to business customers. The company also provides switched and dedicated access, regional and international long-distance, private lines, dark fiber and bandwidth to carrier customers. The company is building a 7,000-mile fiber network, as well as voice and data networks, throughout Texas, Louisiana, Arkansas, Oklahoma, New Mexico and
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Arizona. For more information, visit CapRock's web site at
http://www.caprock.com.

Statements contained in this news release regarding expected financial results and other planned events are forward-looking statements, subject to uncertainties and risks. Among many factors that could cause actual results to differ materially from those expected include, but are not limited to, the following: the substantial indebtedness of the Company including the interest charges associated therewith and the financial covenants imposed upon the Company by such indebtedness; the Company's ability to successfully, timely and cost-effectively fund and complete its planned growth, including its fiber network; and, competition in the various segments of the communications industry in which the Company seeks to participate. For an expanded discussion on these and additional risks associated with CapRock's business, please see the documents filed by CapRock Communications Corp. with the U.S. Securities and Exchange Commission.

Contact:

     CapRock
     Andrew Roberts, 972/982-9550
     InvestorRelations@caprock.com
     or
     M/C/C
     Kendra Rasmussen, 972/480-8383
     Kendra_rasmussen@mccom.com